UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 0-31951
Monroe Bancorp

(Exact name of registrant as specified in its charter)
210 East Kirkwood Avenue, Bloomington, Indiana 47408 (812) 336-0201
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Effective as of 12:01 a.m. Eastern Standard Time on January 1, 2011, Monroe Bancorp, an Indiana corporation (the “Registrant”), merged with and into Old National Bancorp, an Indiana corporation (“Old National”), with Old National surviving. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor by merger to Monroe Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MONROE BANCORP
Date: January 13, 2011	By:	/s/ Robert G. Jones
Robert G. Jones, President and Chief Executive Officer
of successor corporation by merger, Old National Bancorp